UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MARCH, 2013

Commission File Number: 001-33153

ENDEAVOUR SILVER CORP.
(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street
Vancouver, British Columbia, Canada, V6C 1G8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE

This Report on Form 6-K exhibits the Management’s Discussion and Analysis of Endeavour Silver Corp. (the “Company”) for the financial year ended December 31, 2012 which is being re‑filed with March 11, 2013 dating to be consistent with the date of the auditor’s report on the related audited consolidated annual financial statements of the Company.  No other changes were made to the Company’s Management’s Discussion and Analysis that was exhibited to the Form 6‑K originally filed on March 12, 2013.

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements for the Year Ended December 31, 2012(1)

99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2012 - Amended(2)

99.3	Form 52-109F1R Certification of Annual Filings Full Certificate - CEO - Re-filed(2)

99.4	Form 52-109F1R Certification of Annual Filings Full Certificate - CFO - Re-filed(2)

99.5	Cover Letter RE SEDAR Re-filing(2)

(1) Filed as an exhibit to Form 6-K filed on March 13, 2013

(2) Filed as an exhibit to this Amendment No. 1 to Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: March 15, 2013	By:	/s/ Bradford Cooke
Bradford Cooke
	Title:	CEO